UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) NLS Pharmaceutics Ltd.’s, or the Registrant’s, Condensed Financial Statements (unaudited) as of June 30, 2021, which is attached hereto as Exhibit 99.1; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021, which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Condensed Financial Statements (Unaudited) of NLS Pharmaceutics as of and for the six months ended June 30, 2021.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
EX-104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 28, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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